August 14, 2008

United States Securities and Exchange Commission
Attention: John Cash,
Accounting Branch Chief
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Lexon Technologies, Inc. (the "Company") Annual Report on Form 10-KSB for Fiscal Year Ended December 31, 2007 File No. 0-24721

Dear Mr. Cash:

We are in receipt of your letter dated July 18, 2008 regarding the Company's Annual Report for the year ended December 31, 2007. Thank you for your efforts in assisting us with our compliance and the overall enhancement of our disclosure. Below, please find the Company's responses to your comments.

Internal Control over Financial Reporting

The management, under the supervision of the certifying officers, has conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Rules 13a-I5 and 15d-15. Based on this evaluation, the certifying officers concluded that the existing disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports the Company files with or submits to the Securities and Exchange Commission is recorded, processed, summarized and reported within the specified timeframes as set forth in the SEC's rules and forms. There were no changes in the Company's internal control over financial reporting during the period covered under the report that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting. Item 8A of the Form 10-KSB has been amended to reflect the foregoing.

Certifications – Exhibits 31 and 32

The Certifications on Exhibits 31 and 32 have been revised to include the specified language in paragraphs 4 and 4(b) of Item 601(b)(31) of Regulation S-B, per your instructions.

Redlined copies of the Amended Annual Report are enclosed to expedite your review. Please let us know if you have any further questions or comments. Thank you.

Very truly yours,

Lexon Technologies, Inc.

/s/ Hyung Soon Lee

By: Hyung Soon Lee
Its: Chief Executive Officer

8 CORPORATE PARK, SUITE 300, IRVINE, CALIFORNIA 92606 * (949) 752-7700 * INFO1©LEXONTECH.COM